Mr. Timothy S. Davidson
Senior Vice President and Chief Financial Officer
(310) 541 0888
scott.davidson@nhtglobal.com

Natural Health Trends Corp.
609 Deep Valley Drive, Suite 395
Rolling Hills Estates, CA 90274

October 21, 2016

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: Your Letter Dated September 27, 2016 (the “Comment Letter”)
Regarding Natural Health Trends Corp. (File No. 1-36849)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016 (the “2015 10-K”)
Definitive Proxy Statement on Schedule 14A
Filed March 4, 2016 (the “2016 Proxy”)
Form 8-K Filed July 27, 2016 (the “Q2 Earnings Release”)

Dear Ms. Thompson,

Natural Health Trends Corp. (the “Company”, “we”, or “our”) hereby submits the following responses to the Comment Letter regarding the Company’s 2015 10-K, 2016 Proxy and Q2 Earnings Release.

For ease of reference, we have included in bold italicized text each comment from the Comment Letter followed by the Company’s response to such comment. Please note that where additional disclosure is requested, we intend to provide the disclosure in future filings.

Form 10-K for the Year Ended December 31, 2015

Item 1. Business
Operations of the Business
Marketing and Distribution, page 3

1.	In future filings, please disclose the number of active members that reside in China. Please show us what this disclosure will look like.

We acknowledge the staff’s comment and have reviewed our active member disclosure on page three. Our disclosure of active members by market, as well as revenue by market included in MD&A, reflects the figures on a subsidiary-by-subsidiary basis. As such, those members residing in China and other Asian countries that sign up as members with our Hong Kong subsidiary are included in the Hong Kong number in the active member table.

We agree that the active member by market disclosure should be expanded to be consistent with that as disclosed in “Item 1A. Risk Factors” on page 10 of our 2015 10-K, which states that “most of our Hong Kong revenues are derived from the sale of products that are delivered to members in China.” We further state that “We operate an e-commerce direct selling model in Hong Kong and recognize the revenue derived from sales to both our Hong Kong and Chinese members as being generated in Hong Kong.” During 2015 approximately 98% of all revenue derived from product shipped by our Hong Kong subsidiary was delivered to an address within Mainland China. As such, we will further revise the disclosure on page 10.

In response to the staff’s comment, we propose to expand the disclosures in future filings as follows (our responses are marked as bold and underlined):

Page 3 Disclosure:

The following table sets forth the number of active members by market as of the dates indicated. We consider a member “active” if they have placed at least one product order with us during the preceding year. Members may not necessarily reside in the market for which they sign up as a member.

	December 31,
	2015	2014
North America	2,870	1,660
Hong Kong (including those members residing in China)[1]	100,820	46,710
Taiwan	3,280	2,370
South Korea	420	450
Japan	100	130
Russia, Kazakhstan and Ukraine	1,460	2,600
Europe	410	440
Total	109,360	54,360
1 Substantially all of our Hong Kong revenues are derived from the sale of products that are delivered to members in China. See “Item 1A. Risk Factors” in this report.

Page 10 Disclosure:

Because our Hong Kong operations account for a substantial portion of our overall business, and ~~most~~ substantially all of our Hong Kong business is derived from the sale of products to members in China, any material adverse change in our business relating to either Hong Kong or China would likely have a material adverse impact on our overall business.

In 2015 and 2014, approximately 93% and 89% of our revenue, respectively, was generated in Hong Kong. ~~Most~~ Substantially all of our Hong Kong revenues are derived from the sale of products that are delivered to members in China. This geographic concentration in our business means that events or conditions that could negatively impact this geographic region or our operations in this region would have a greater adverse impact upon our overall business and financial results than would be the case with a company having greater geographic diversification.

Management’s Discussion and Analysis of Financial Condition and Result of Operations
Results of Operations
Net Sales, page 26

2.
Please expand your disclosures regarding the 113% increase in sales for fiscal year 2015. Your current description that the increase was primarily due to the effectiveness of your leadership development, promotional programs, incentives, events, new products, training, commission plans and services is vague. Please elaborate on each of these initiatives and disclose the amount of sales increase resulting from each material factor so that investors can understand the relative impact of each factor that you cite. For example, when discussing the increase in sales due to new products, disclose the amount of sales attributed to the new products during the year and provide a description of the new products that were released during the year. Refer to Item 303(a) of Regulation S-K.

We acknowledge the staff’s comment, and we will expand the disclosure in future filings beginning with our Form 10-Q for the fiscal quarter ended September 30, 2016. Provided below is the revised disclosure we propose that is applicable for fiscal year 2015 referenced in the staff’s comment (our responses are marked as bold and underlined):

Page 26 Disclosure:

Net sales were $264.9 million for the year ended December 31, 2015 compared with $124.6 million a year ago, an increase of $140.3 million, or 113%.  Hong Kong net sales, substantially all of which were shipped to members residing in China, increased $134.7 million, or 121%, over the prior year.  Hong Kong experienced an increase of 54,100 active members, or 116%, during 2015, which is comparable to the increase in net sales. The sales increase in Hong Kong was primarily due to a substantial increase in product sale volumes attributable to the increase in new active members and the effectiveness of our leadership development, promotional programs, incentives, events, new products, training, commission plans and services. During 2015, our on-going member cash and incentive programs, including a supplemental incentive trip promotion to the U.S. offered during part of 2015, were more appealing to our members than those offered during the prior year and contributed to increased sales. Additionally, we hosted the largest event in our company’s history in Hong Kong during August 2015, and launched four new products, including Omega 3 Essential Fatty Acids and Memory Burst, that resulted in additional sales of approximately $7.0 million.

3.
Please disclose in future filings the percentage of your Hong Kong subsidiary’s sales that are attributable to your buyers that reside in China. In this regard, we note your disclosure on page 10 that your business and results of operations could be materially affected if the Chinese government determines that your operations violate Chinese legislation or regulations. Please show us what this disclosure will look like.

We acknowledge the staff’s comment, and we will expand the referenced disclosure in future filings. As requested, we have provided our proposed disclosure in response to the staff’s comment that we will include in our Form 10-Q for the fiscal quarter ended September 30, 2016 (our responses are marked as bold and underlined):

Page 26 Disclosure:

Net sales were $264.9 million for the year ended December 31, 2015 compared with $124.6 million a year ago, an increase of $140.3 million, or 113%.  Hong Kong net sales, substantially all of which were shipped to members residing in China, increased $134.7 million, or 121%, over the prior year.  The sales increase was primarily due to a substantial increase in product sale volumes attributable to the effectiveness of our leadership development, promotional programs, incentives, events, new products, training, commission plans and services.

4.
Please tell us what consideration you have given to separately disclosing membership fee revenues from revenues derived from product sales. Please tell us whether you plan to include such disclosures in future filings to the extent such revenues are material to your company’s financial condition or results of operation. Please refer to Item 303(a) of Regulation S-K.

We acknowledge the staff’s comment, and note that we disclose in our segment footnote (page 56) net sales by product and service, listing “Enrollment package revenue, freight and other” of $17.6 million. Of that amount, $431,000 was enrollment package revenue, which is approximately 0.2% of our total net revenue versus product sales revenue, which accounts for approximately 96% of our total net revenue. As such, we deemed enrollment package revenue immaterial for disclosure on a separate basis in our MD&A and expect that it will continue to be immaterial in future filings.

Financial Statements
1. Nature of Operations and Summary of Significant Accounting Policies
Amounts Held in eWallets, page 41

5.
We note that commission payments to certain members in Hong Kong are first deposited in an electronic wallet “eWallet” account in lieu of being paid out directly to members. We also note that the eWallet functionality allows members to place new product orders utilizing eWallet available funds and/or request commission payment via multiple payment methods. We further note that you record amounts held in eWallets as a current liability. Please tell us whether you or the member has legal ownership of the eWallet accounts. In doing so, tell us whether the monthly eWallet statements are addressed to you or the individual member. Also, please tell us who sets up the eWallet account, including set up of the user name and password, and who has access to the funds in the accounts.

We acknowledge the staff’s comment, and note that we have legal ownership of the eWallet accounts. There is no requirement for us to segregate company funds for purposes of holding liquid assets equal to the aggregate amount of all eWallet accounts. As you already noted, we classify the amounts owed as a current liability.

Developed by our IT team, eWallet accounts are virtual wallets available for all Hong Kong members within the member portal of our Back Office system. There are no monthly statements. Rather, balances and activity are available for review by our members online. No separate user name or password is required. Our members log on to the Back Office portal using their existing user name and password and are able to access their account.

A member can purchase product through the Back Office portal with any available eWallet balance. To access funds credited to eWallet accounts, members must submit a request with our Hong Kong Member Services team to change payment methods.

Revenue Recognition, page 42

6.
We note your presentation of revenues on a gross basis with commission expense presented as an operating expense. Please tell us how you considered reporting revenues net as an agent versus gross as a principal. In doing so, please provide us with a detailed gross versus net analysis pursuant to ASC 605-45-45 to support your current presentation.

We acknowledge the staff’s comment, and we have considered reporting our revenues net as an agent versus gross as a principal and have determined we are the principal and appropriately report our revenues gross, as is the accounting treatment consistent with other direct-selling enterprises. As requested, we provide the following detailed gross versus net analysis pursuant to ASC 605-45-45:

Pursuant to 605-45-45-4, we are responsible for fulfillment and carry the risks and rewards of a principal in our transactions with our members. We contract with our manufacturers for our NHT Global branded product, carry that inventory on our books and fulfill our members’ orders as placed.

Pursuant to 605-45-45-5, we carry the inventory risk until a product is sold to our members. We arrange for the production and manufacture of our NHT Global branded product, take title of the product prior to our members’ orders, and will take title if the product is returned as our members have a right of return.

Pursuant to 605-45-45-6, we do not have the right to return unsold product to our suppliers.

Pursuant to 605-45-45-8 and 9, we establish product pricing and discount levels for our members and suggest recommended retail prices for their sales. Our members purchase our product based on our set price in accordance with their membership level. When a product is reformulated or improved, we historically have initiated a price increase to cover our increased cost.

Pursuant to 605-45-45-10 and 11, we contract the manufacture of our products using third parties, and we have negotiated with our third party manufacturers for the on-going production and fulfillment of our products. Our product portfolio is diverse and represents the assessment of our members’ needs and we develop products to fit those needs.

Pursuant to 605-45-45-13, we assume the credit risk and all billing and collection activities related to the manufacture and sale of our products. Our third party manufacturers are paid based on the contracts, or purchase order prices, we’ve negotiated regardless of whether our members purchase the products.

Based on the indicators outlined above, we believe we are correctly presenting our revenue as gross pursuant to ASC 605-45-45.

7.
Please tell us how you considered whether commissions paid to members are incentives in the form of cash consideration that should be recognized as a reduction of selling prices. Refer to ASC 605-50-45.

We acknowledge the staff’s comment, and note that commissions paid to our members under our compensation plan are based on bonus volume (“BV”) points assigned to each of our products. Commissions can be earned each sales period (1) on the BV points generated by a member’s personally sponsored members and (2) through the accumulation of a certain amount of BV points in a member’s two leg sales team, also referred to as a member’s “down-line”.  Commissions are not paid to the member purchasing product, and therefore are not treated as cash consideration requiring a reduction in revenue in our income statement. Any product discounts offered to our members when purchasing product are treated as a reduction in revenue in our income statement. It is our understanding that this accounting treatment is consistent with other direct-selling enterprises.

Members may also earn tickets to events, hotel accommodations, trips, free product, and other prizes by achieving established milestones based on BV points accumulated as stated above. The cost of these prizes are estimated and recognized over the qualification periods as they are earned and recorded as part of commission expense.

6. Income Taxes, page 52

8.
Given the significant effect of foreign tax rate differentials on your income tax provision, please disclose the statutory tax rate for each country in which you operate that materially contributes to the differential.

We acknowledge the staff’s comment, and will expand our disclosure to provide the statutory tax rates for each country that materially contributes to our differential. Provided below is the tax rate table we propose to disclose in our Form 10-K for the year ending December 31, 2016 (our responses are marked as bold and underlined).

For the years ended December 31, 2016 and 2015, the profit and statutory tax rate for each country that materially contributed to the foreign rate differential presented above is as follows:

	Income Before Income Taxes	Statutory Tax Rate

Cayman Islands	$51,515	0.0%
Hong Kong	2,645	16.5%
China	1,493	25.0%

10. Segment Information, page 55

9.
We note on pages 1 and 2 that you offer a line of NHT Global branded products in five distinct categories: wellness, herbal, beauty, lifestyle and home. Please disclose revenues for each type of product category pursuant to ASC 280-10-50-40.

We acknowledge the staff’s comment, but providing revenues for each of our product categories is currently impracticable due to system constraints related to product returns. Note that we disclose an allocation of gross orders by product in our corporate fact sheet available on our investor web site. However, these figures are based on orders and not revenues, which we currently consider un-auditable due to the system constraint mentioned above. Until our system functionality is enhanced, we will expand our disclosure in future filings to state that providing sales by product category is impracticable.

Definitive Proxy Statement on Schedule 14A

Compensation of Named Executive Officers and Directors, page 10

10.
Please provide additional disclosure regarding the material factors necessary to understanding the information disclosed in your summary compensation table. For example, we note that you do not provide a narrative disclosure of the types of plan and non-plan compensation awarded to, earned by, or paid to your named executives officers, how you determined the amounts of each element of pay, or an explanation of the year over year increases to Messrs. Sharng and Davidson’s stock awards and non-equity incentive plan compensation. Please refer to Items 402(m) and (o) of Regulations S-K for guidance.

Enhanced narrative disclosure regarding the material factors necessary to an understanding of the information set forth in the Summary Compensation Table is set forth below. In particular, we have clarified the criteria applied in determining awards payable under the relevant compensation plans and made clear whether the stock awards were earned under a plan. We note that we will no longer qualify for the scaled disclosure applicable to “Smaller Reporting Companies” when we file our Form 10-K and Proxy Statement next year. As a result, we will be providing the comprehensive “Compensation Discussion and Analysis” (CD&A) and other compensation disclosure required by Item 402 at that time. This expanded disclosure will include how we determine the amount of each element of pay and the factors considered in materially changing the named executive officers’ compensation, as required by Item 402(b). The enhanced narrative disclosure is provided as follows (our responses are marked as bold and underlined):

Named Executive Officer Compensation Arrangements

Chris T. Sharng. The Company is a party to an employment agreement with Mr. Sharng that provides for a base annual salary and also entitles Mr. Sharng to participate in our annual incentive plan, equity incentive plan and other standard U.S. employee benefit programs. Mr. Sharng’s base annual salary was raised to $400,000 effective August 1, 2011 and to $500,000 effective December 1, 2013. Upon relocating the Company’s headquarters from Texas to California in 2015, Mr. Sharng’s salary was increased 20% as a cost-of-living adjustment. Mr. Sharng earned $1,501,210 and $630,102 in 2015 and 2014, respectively, under our Annual Incentive Plan due to the achievement of performance goals based upon the Company’s annual net sales and earnings before interest, taxes, depreciation and amortization (EBITDA). Such annual incentive awards were calculated based on his base salary payout percentage under the Annual Incentive Plan, and are payable one-third upfront and the remainder in periodic installments over the calendar year following the calendar year in which the award is earned. Mr. Sharng ~~also~~ earned cash awards of $3,105,053 and $1,025,317 in 2015 and 2014, respectively, and a stock award valued at $1,035,000 in 2015, under our 2014 Long-Term Incentive Plan~~, 50% of which is payable~~ due to the achievement of performance goals based upon the Company’s annual EBITDA. Mr. Sharng’s long-term incentive awards were calculated based on his base salary payout percentage under the 2014 Long-Term Incentive Plan. Long-term incentive cash awards are payable 50% in monthly installments over the three calendar years following the calendar year in which the award was earned and 50% ~~of which is payable~~ in monthly installments commencing in February 2021 and ending December 2023. ~~As described in Items Two and Three of this Proxy Statement, the payment of amounts awarded for 2015 to~~ Mr. Sharng earned a non-plan stock award in 2014 valued at $341,777; such non-plan stock award and the 2015 stock award earned under ~~the Annual Incentive Plan and~~ our 2014 Long-Term Incentive Plan ~~has been postponed, and is conditional on stockholder approval of Items Two and Three, respectively.~~ were granted in the form of restricted stock issued in the calendar year following the calendar year in which the award was earned, subject to quarterly vesting over the three-year period following the date of grant. Except in some limited circumstances, ~~payments~~ cash awards under ~~both~~ the Annual Incentive Plan and 2014 Long-Term Incentive Plan, as well as vesting of the foregoing stock awards, are subject to Mr. Sharng continuing to provide services to the Company. In 2015 and 2014, Mr. Sharng also received certain gross-up payments for both federal taxes payable in connection with the vesting of restricted stock grants made to him and also relocation assistance payments. Mr. Sharng serves on the Company’s Board of Directors, but does not receive any additional compensation for his service in that capacity.

Timothy S. Davidson. The Company is a party to an employment agreement with Mr. Davidson that provides for a base annual salary and also entitles Mr. Davidson to participate in our annual incentive plan, equity incentive plan and other standard U.S. employee benefit programs. Mr. Davidson’s base annual salary was raised to $235,000 effective August 1, 2011 and to $270,000 effective December 1, 2013. Upon relocating the Company’s headquarters from Texas to California in 2015, Mr. Davidson’s salary was increased 20% as a cost-of-living adjustment. Mr. Davidson earned $466,041 and $215,403 in 2015 and 2014, respectively, under our Annual Incentive Plan due to the achievement of performance goals based upon the Company’s annual net sales and EBITDA. Such annual incentive awards were calculated based on his base salary payout percentage under the Annual Incentive Plan, and are payable one-third upfront and the remainder in periodic installments over the calendar year following the calendar year in which the award is earned. Mr. Davidson ~~also~~ earned cash awards of $900,000 and $311,440 in 2015 and 2014, respectively, and a stock award valued at $300,000 in 2015, under our 2014 Long-Term Incentive Plan~~, 50% of which is payable~~ due to the achievement of performance goals based upon the Company’s annual EBITDA. Mr. Davidson’s long-term incentive awards were calculated based on his base salary payout percentage under the 2014 Long-Term Incentive Plan. Long-term incentive cash awards are payable 50% in monthly installments over the three calendar years following the calendar year in which the award was earned and 50% ~~of which is payable~~ in monthly installments commencing in February 2021 and ending December 2023. ~~As described in Items Two and Three of this Proxy Statement, the payment of amounts awarded for 2015 to~~ Mr. Davidson earned a non-plan stock award in 2014 valued at $103,815; such non-plan stock award and the 2015 stock award earned under ~~the Annual Incentive Plan and~~ our 2014 Long-Term Incentive Plan ~~has been postponed, and is conditional on stockholder approval of Items Two and Three, respectively.~~ were granted in the form of restricted stock issued in the calendar year following the calendar year in which the award was earned, subject to quarterly vesting over the three-year period following the date of the grant. Except in some limited circumstances, ~~payments~~ cash awards under ~~both~~ the Annual Incentive Plan and 2014 Long-Term Incentive Plan, as well as vesting of the foregoing stock awards, are subject to Mr. Davidson continuing to provide services to the Company. In 2015 and 2014, Mr. Davidson also received certain gross-up payments for both federal taxes payable in connection with the vesting of restricted stock grants made to him and also relocation assistance payments.

Form 8-K Filed July 27, 2016

11.
You disclose net income, excluding the impact of the additional tax provision for the expected partial repatriation of overseas profits, on a dollar and per share basis. It appears tax provisions for repatriation of overseas profits may be normal, recurring, cash operating expenses to operate your business; therefore, your disclosures may be inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 (“Non-GAAP C&DI”). Please review this guidance when preparing your next earnings release. If you continue to present the non-GAAP measure, clearly label the measure as non-GAAP, provide a reconciliation to the most directly comparable GAAP financial measure and disclose why management believes the non-GAAP measure provides useful information to investors regarding your financing condition and results of operations. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e) of Regulation S-K.

We acknowledge the staff’s comment, and will not continue to present the non-GAAP measure in future earnings releases.

We trust that the foregoing responses adequately address the staff’s comments. Please do not hesitate to contact us with any questions or comments that you may have.

Best Regards,

/s/ Timothy S. Davidson
Timothy S. Davidson

cc:    John B. McKnight (Locke Lord LLP)
Landon McAfee (Lane Gorman Trubitt PLLC)